

March 7, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of NatWest Group plc, under the Exchange Act of 1934:

- 5.583% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028

- 5.778% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2035

- Senior Callable Floating Rate Notes due 2028

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com